MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the three months ending April 30, 2024, as attached, is dated as of June 12, 2024, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
June 12, 2024	June 12, 2024

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending April 30, 2024, of Micromem Technologies Inc. (the "Company", "Micromem", or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2023, and 2022 which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. Micromem has several wholly-owned subsidiaries, all of which have been inactive since 2018 or earlier.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

TABLE OF CONTENTS:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

1. OVERVIEW

Micromem continues to pursue business opportunities in Romania.  It has been engaged in discussions with Romgaz, the state-controlled gas company in Romania for the past few years.  Under the Romgaz umbrella, the Company has also been pursuing discussions to complete multiple projects with Petrom, the state-controlled oil company and with Transelectrica, the major public utility and interconnection company in Romania.

The Company has previously completed a successful interwell tracer program with Chevron, utilizing a technology application for interwell tracing in operating oil wells.  The technology was developed in conjunction with a Silicon Valley-based design and engineering group who developed the technology which is, hereinafter, referred to as ARTRA.  The testing of a prototype analyzer was completed in Lost Hills, California with Chevron in 2019-2020.  The Company and Chevron committed approximately $5 million to this initiative.  We met most recently with Chevron personnel in December 2024 and we maintain a dialogue with Chevron relating to our current undertakings in Romania and with respect to future business opportunities with Chevron.

The Company continues to raise capital for its ongoing operations; working capital continues to be constrained.  The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").  Under IFRS we report our complex financial instruments (convertible debentures) with quarterly remeasurement of the debentures and the related derivative liabilities.  The result in such quarterly remeasurements is that the Company reports significant non-cash income or expenses in each quarter which have a material impact on our financial statement presentation.  This matter is more fully addressed in the body and in Appendix 1 of this MD&A report.

Our litigation with Steve Van Fleet, a former officer of the Company, was resolved in our favour in 2021.  Micromem was awarded $1.058 million in settlement of this litigation.  The Company has been receiving monthly payments from Mr. Van Fleet as part of the settlement agreement that was struck; these monthly payments are scheduled to continue through September, 2027.

The Company held its Annual General Meeting of Shareholders on April 22, 2024.  At the meeting, the shareholders approved the reappointment of our incumbent external auditors, MNP LLC. and the proposed slate of directors for the current fiscal year.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

2. BUSINESS DEVELOPMENTS  IN QUARTER ENDING APRIL 30, 2024:

Romgaz: At April 30, 2024 and as of the date of this report, the Company reports the following developments with respect to its working arrangements with Romgaz:

a) In 2023, a senior team of technical advisors was enlisted by Romgaz to assist in the execution of its go forward workplan.  This development team includes representation from the University of Oil and Gas of Ploiesti in Romania ("the University").  This team will be directed by Professor Dan Ioan Gheorghui, PhD. who serves as the President of the Romanian chapter of the World Energy Council.  The team also includes Professor Alin Dinita, PhD. who serves as the Head of Development Strategies and the Faculty of Mechanical and Electrical Engineering at the University of Ploiesti and Professor Karl Cosmin Banica, PhD who serves as Pro-Dean of the Faculty of Electrical Engineering.

b) Micromem continues to pursue the finalization of these agreements with respect to three phases of go forward activity with Romgaz.  The 3 phases, as have been previously reported, include:

i. We have received an initial purchase order for 2 ARTRA units.  The University will evaluate these initial units and develop all required specifications for a well-mounted device that incorporates all required analytics software.  Upon successful completion, Micromem anticipates a second purchase order for 20 of these upgraded units for infield testing by Romgaz.  In order to move forward with the anticipated 20 units we will need to develop an automated sampler system.  If these units perform successfully, an order for up to 3,800 units for gas wells and 1,200 units for oil wells is anticipated.  These commercial units would be fabricated in Romania.

ii. The concurrent development of analytics software for the ARTRA units and for broader applications. The software is to be customized for use by Romgaz and Petrom in their respective gas and oil well operations.  Micromem will maintain a 50% interest in the jointly developed analytics software which is intended to provide comprehensive real time data and analysis for operating wells. Micromem will realize recurring revenues as this software is utilized.

iii. The concurrent development of powerline monitoring solutions for the transmission and interconnection hardware currently in place in Romania's electric grid system. Micromem anticipates that it will work with its Romanian partners to develop both the powerline monitoring devices and the analytics software for the grid system.

(c) Micromem has received the initial draft of the two-unit purchase order from Romgaz and the initial draft of the proposed joint venture agreement between Micromem and Romgaz who is purposed to develop the analytics software applications, the powerline monitoring technology applications and other initiatives going forward.

In anticipation of these developments, Micromem has planned for its business activity to include the following components:

(i) Continuance of its working relationship with the developer of the ARTRA technology which Chevron has successfully tested in onsite testing in its operating oil wells.

(ii) We have established a Toronto-based engineering/product development team in cooperation with an established manufacturing and engineering group whom we expect may have a role in future as a strategic partner to Micromem.

(iii) We will plan to add additional senior management to the Micromem team in the project management, engineering, and financial reporting areas of discipline. As required, we will also look to recruit additional corporate directors to our Board.

(b) Chevron:

We most recently met with Chevron in their Houston offices in December.  Chevron continues to support these initiatives as we advance our development efforts.  We are maintaining a dialogue with Chevron regarding our current undertakings in Romania and with respect to future business opportunities with Chevron.

We also met with the developer of the original technology that Chevron deployed in the testing which they completed in Lost Hills California in 2019-2020. That developer will continue to work with Micromem in our current dealings with Romgaz.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

3. FINANCING

In Q2 2024 the Company secured $63,205 of financing from private placements (Q2 2023: $330,492) and received proceeds of $Nil (Q2 2023: $149,000) from the issuance of convertible debentures (referred to interchangeably as "debentures" or "convertible loans" or "loans" throughout this document). The Company issued x common shares relating to the conversion by debenture holders of their debentures totaling $x during Q2 2024 (Q2 2023: issued 16,218,279 common shares relating to conversion of debentures totaling $1,026,217).

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  To  date , the Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific. This is more fully discussed in Appendix 1; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the period ending April 30, 2024 and 2023 none of which impact the Company's cash flows:

For the 6 months ended April 30	2024	2023	Change
Accretion expense	$108,830	$154,051	$(45,221)
Loss on conversion of convertible debentures	16,220	21,120	(4,900)
Loss on revaluation of derivative liabilities	(336,761)	1,278,545	(1,615,306)
Loss (gain) on extinguishment of convertible debentures	(368,167)	2,004,621	(2,372,788)
Net expense (income)	$(579,878)	$3,458,337	$(4,038,215)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

4.  DISCUSSION OF OPERATING RESULTS:

(a)  Financial Position as at April 30, 2024:

		($US 000)
	April 30, 2024	October 31, 2023	April 30, 2023
Assets:
Cash	18	32	216
Prepaid expenses and other receivables	91	104	54
	109	136	270

Property and equipment	24	32	40
Total Assets	133	168	310
Liabilities:
Accounts payable and other liabilities	380	273	145
Current lease liability	18	17	16
Debentures	3,837	3,586	3,543
Derivative liability	300	1,079	3,375
	4,535	4,955	7,079

Long-term lease liability	3	12	22
Long-term loan	27	43	45
Total Liabilities	4,565	5,010	7,146
Shareholders' Deficit:
Share capital	90,845	90,471	89,742
Contributed surplus	24,944	24,869	27,202
Equity component of convertible debentures	3,076	3,220	1,074
Accumulated deficit	(123,297)	(123,402)	(124,892)
	(4,432)	(4,842)	(6,874)
Total Shareholders' Deficit	133	168	272

Commentary:

1. The Company's working capital deficiency is $4,426,287 on April 30, 2024 (at October 31, 2023: deficiency of $4,818,699).

A non-IFRS presentation of the current working capital deficiency as of April 30, 2024 is presented as follows:

Current Assets	$109,033
Current Liabilities	$(4,535,320)
Working Capital Deficiency	$(4,426,287)
Adjust for derivative liabilities reported	$299,677
Revised Working Capital Deficiency	$(4,126,610)

The equivalent revised working capital deficiency at April 30, 2023 was $(3,739,306).

The convertible debentures as reported at April 30, 2024 totaled $3,799,568 which accounts for virtually all of the revised working capital deficiency as above.  In this regard, the Company has successfully managed its convertible debenture obligations to date.  It continues to secure extensions on the term of these debentures which have matured; in certain cases it has repaid the debentures at maturity date and in other, multiple cases, the Company has been successful in having the debentures converted to common shares at maturity dates.
The Company believes that it is successfully managing its working capital requirements and that it will continue to do so in future.

2. For financial reporting purposes the Company has fully amortized the historical cost of its investment in patents.   The Company believes that its patents remain as an asset to be exploited in future through the pursuit of licensing agreements with potential strategic partners.

3. The Company continued to secure additional financing in 2024 through convertible bridge loans. Given the terms of the debentures, the Company has measured, as appropriate, the prescribed accounting treatment for these loans and the related derivatives.  These loans are typically of a short-term nature and have, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex. Refer to Appendix 1 of this report for additional commentary.

The balance reported as convertible loans at April 30, 2024, is $3,799,568 (at October 31, 2023: $3,548,059) and the related derivative liability balance is $299,677 (at October 31, 2023: $1,079,393).

4. The Company also reports a non-convertible debenture in the amount of $37,852 at April 30, 2024 (October 31, 2023: $37,509; interest is payable at a rate of 2% per month.  The original loan was secured in 2021 and has since been renewed for successive six month terms.

The Company reports the following charges to the consolidated statements of income:

a) Accretion expense on these debentures of $77,193 for the quarter ended April 30, 2024 (year ended October 31, 2023: $279,834; quarter ended April 30, 2023: $74,289).

b) A foreign exchange gain of $183,528 for the quarter ended April 30, 2024.  The $CDN has dropped in value relative to the $US for the 3 and 6 months ended April 30, 2024.  Accordingly, the $CDN denominated convertible debentures as reported have been adjusted resulting in the gain as reported.

c) A loss on the conversion of bridge loans to share capital of $5,875 for the quarter ended April 30, 2024; for the quarter ended April 30, 2023: loss of $12,341).

d) A gain on the revaluation of the derivative liabilities of $921,661 for the quarter ended April 30, 2024 (a gain on revaluation of $658,503 for the year ended October 31, 2023; a loss on revaluation of $1,583,394 for the quarter ended April 30, 2023).

These gains/losses as reported are non-cash charges.

e) A net gain on extinguishment of convertible debentures of $702,629 for the quarter ended April 30, 2024 (a loss of $1,428,066 for the year ended October 31, 2023; a loss of $1,884,384 for the quarter ended April 30, 2023).

The Company reports a loss on extinguishment of debentures whenever a loan is renewed.    The losses as reported are non-cash charges.

Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.

Management acknowledges that the cost of financing to the Company is significant; interest on the convertible debentures is substantial. We reported interest expense of $150,438 for the quarter ended April 30, 2024 (interest expense of $540,929 for the year ended October 31, 2023; interest expense of $137,204 for the quarter ended April 30, 2023).

6. The Company secured funding from various sources; the significant components include:

	3 months ended	12 months ended	3 months ended
	April 30, 2024	October 31, 2023	April 30, 2023

Private placements of shares for cash consideration	$63,185	$535,525	$330,492
Bridge loan financing	108,305	$645,151	149,000
Settlements for share consideration	209,075	$1,742,226	1,026,217

	$380,565	$2,922,902	$1,505,709

Operating Results:

The following table summarizes the Company's operating results for the three months ended April 30, 2024, and 2023:

Discussion of operating Results

	Quarter ended April 30,
	2024 ($000)	2023 ($000)

Administration	32	46
Professional fees and salaries	85	115
Stock-based compensation	-	146
Travel and entertainment	5	16
Amortization of property and equipment	4	4
Foreign exchange (gain) loss	(183)	(141)
Accretion expense	77	74
Interest expense convertible debt	150	137
Other financing costs	5	31
Loss (gain) on revaluation of derivatives liabilities	(922)	1,583
Loss on conversion of convertible debentures, net	4	-
Loss (gain) on extinguishment of convertible debentures	(703)	1,885
Net expenses (income)	(1,446)	3,896
Net comprehensive (income) loss	(1,446)	3,896
Income (loss per share)	-	(0.01)

A non-IFRS presentation of the net loss and comprehensive loss for the 3 and 6 months ended April 30, 2024 is presented as follows ($000):

Net income as reported	$1,466	$26
Adjust for non-cash expenses reported relating to Convertible Debentures:
Accretion expense	$77	$109
Loss (gain) on revaluation of derivative liabilities	$(922)	$(337)
Loss on conversion of convertible debentures	$6	$16
Gain on repayment of convertible debentures	$(3)	$49
Loss on extinguishment of convertible debenture	$(703)	$(368)
Revised net loss	$(99)	$(505)

The comparable revised net loss for the 3 months ended April 30, 2023 is ($354,351) and for the 6 months ended April 30, 2023 is ($672,409).

The Company's current monthly cash requirements to cover its operating expenses is, based on the above, approximately $65,000 per month.  As operations expand with our projects in Romania, we expect that we will begin to report revenues and that our monthly operating expenses will increase.

Quarter ended April 30, 2024 compared to Quarter ended April 30, 2023

a) Administration costs were $31,791 versus $45,414 in 2023.  These costs include rent and occupancy cost, investor relations, listings and filing fees and other general and administrative expenses.

b) Professional and other fees and salaries costs were $85,387 in 2024 versus $115,132 in 2023. The components of these total costs include legal and audit related expenses, consulting fees, and staff salaries and benefits.

The CFO has received $10,192 of management fees in 2024 (2023: $9,174). The CEO of the Company has received $6,983 of cash compensation in 2024 (2023: $11,292).

c) Travel and entertainment expenses were $4,865 in Q2 2024 (2023: $16,055).

d) Interest expense was $150,438 in Q2 2024 versus $137,204 in Q2 2023. This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

e) Amortization expense was $4,110 in Q2 2024 versus $4,076 in Q2 2023.

f) Financing costs were $4,524 in Q2 2024 versus $31,499 in Q2 2023.  These expenses relate primarily to costs associated with the convertible debenture financings which the Company completed in this time frame.

g) The (gain) on foreign exchange reported in Q2 2024 was $(183,528) versus a gain of $140,833 in Q2 2023.  This includes the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also includes the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the reporting periods.  The Canadian dollar, relative to the US dollar was $0.7550 at April 30, 2024, $0.7209 at October 31, 2023, $0.7365 at April 30, 2023.

h) The other income/expenses reported relate to the convertible debentures. These are all non-cash amounts and compare as follows:

For the 3 months ended April 30	2024	2023	Change
Accretion expense	$77,193	$74,289	$2,904
Loss on conversion of convertible debentures, net	5,875	12,341	(6,466)
Loss (gain) on revaluation of derivative liabilities	(921,661)	1,583,194	(2,504,855)
Loss (gain) on extinguishment of convertible debentures	(702,629)	1,884,384	(2,587,013)
Net expense (gain)	$(1,541,222)	$3,554,208	$(5,095,430)

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Net Revenues $	Net Expenses $	Income (loss) $	Loss per share
April 30, 2024	-	(1,446,174)	1,446,174	-
January 31, 2024	-	(1,420,512)	1,420,512	-
October 31, 2023	-	(1,271,082)	1,271,082	-
July 31, 2023	-	(149,612)	149,612	-
April 30, 2023	-	3,896,034	(3,896,034)	0.01
January 31, 2023	-	216,330	(216,330)	-
October 31, 2022	-	(419,082)	419,082	-
July 31, 2022	-	1,421,173	(1,421,173)	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
April 30, 2024	(4,426,287)	24,359	-	133,392	(4,432,080)
January 31, 2024	(6,100,773)	28,393	-	144,827	(6,001,984)
October 31, 2023	(4,818,699)	32,767	-	168,350	(4,841,204)
July 31, 2023	(6,148,332)	36,331	-	240,608	(6,174,904)
April 30, 2023	(6,847,503)	39,466	-	309,695	(6,873,535)
January 31, 2023	(4,786,678)	43,779	-	105,556	(4,813,784)
October 31, 2022	(4,722,878)	48,092	-	99,519	(4,748,000)
July 31, 2022	(5,421,607)	4,445	-	97,504	(5,463,523)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

5.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously entered into joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in commercializing our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has previously committed time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. Commencing in 2019, it decided to abandon certain provisional patent filings in international jurisdictions which it believes does not impact on the core patent technology that the Company maintains.  Given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised funding on a quarterly basis to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company would encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

Project Execution Risks:

The Company is now embarking on its project and joint venture initiatives with Romgaz, as discussed in the body of this MD&A report.

In order to be successful in these initiatives, the Company will have to expand its activities.  It will require the hiring of additional technical staff and program managers.  The Company will add one additional staff person to its four person head office team.  It will likely open a branch office in Bucharest, Romania.

There are operating and execution risks associated with this expansion of our operations.  Our future success is dependent on accomplishing all of the above tasks and in building, monitoring and reporting on our go forward operations.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

6.  GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  During the three months ended April 30, 2024, the Company reported net income and comprehensive income of $1,446,174 (Q2 2023: loss of $3,896,034) and negative cash flow from operations of $406,773 (Q2 2023: $510,994).  The Company's working capital deficiency as at April 30, 2024 is $4,426,287 (October 31, 2023: $4,818,699).

In this context, we reference the comments provided on Non-IFRS measurements with respect to reported working capital and operating results in section 4 of this MD&A report.

The Company's future success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2024 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

7.  OTHER MATTERS

(a) Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, compound and hybrid financial instruments, derivative liabilities, conversion features of bridge loans, patents, impairment of long-lived assets, patents, deferred development costs, revenue recognition, stock-based compensation, and income taxes.  These critical accounting policies are set forth in Note 4 to our audited consolidated financial statements as of October 31, 2023; there have been no changes to our critical accounting policies on a year to date basis through April 30, 2024.

(b) Legal  matter: lawsuit vs Steven Van Fleet

We have previously reported on the litigation matter relating to Mr. Van Fleet, the former President of MAST, which commenced in 2018. Ultimately, after all legal and court proceedings, on June 16th, 2021 the court ordered that Micromem and MAST had established damages of $765,579.35, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, the court entered a judgement ("Judgement") in favor of Micromem and MAST and against Mr. Van Fleet  in the amount of $1,051,739.83.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years through September, 2027. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

(c)  Legal Matter

On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023, denying all liability to the former employee. The Company considers the claims of the former employee to be without merit. At April 30, 2024, the timing and outcome of the claim is uncertain and accordingly, no provision has been recorded in these consolidated financial statements.

(d)  Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at April 30, 2024.

(e)  Off-Balance Sheet Arrangements

At April 30, 2024, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(f)  Share Capital

At April 30, 2024, the Company reports 520,513,178 common shares outstanding (October 31, 2023: 510,368,838; April 30, 2023: 498,209,037). Additionally, the Company has 9,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share; at October 31, 2023: 9,775,000 options outstanding with a weighted average exercise price of $0.06 per share; at April 30, 2023: 13,875,000 options outstanding with a weighted average exercise price of $0.06 per share).

(g)  Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on April 22, 2024, Joseph Fuda, Oliver Nepomuceno, and Alex Dey were re-elected to serve on our Board of Directors. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their Q2 quarterly remuneration, is presented as below:

	2024 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	6,983	-	6,983
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori	CFO	10,192	-	10,192
Total		17,175	-	17,175
	2023 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	11,292	-	11,292
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori	CFO	9,174	-	9,174
Total		20,466	-	20,466

(h)  Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing, and controlling activities of the Company, including officers and directors. Quarterly compensation paid or payable to these individuals is summarized as above.

Trade payables and other liabilities:

As at April 30, 2024, there were no balances reported as trade payables and other liabilities due to related parties (April 30, 2023: Nil).

(i) Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2023 and through to the date of this report, the Company has continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At April 30, 2024, there are 9,750,000 stock options outstanding at an average exercise price of $0.06 per share.

Capital Resources:   We have no commitments for capital expenditures as of April 30, 2024.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

8. SUBSEQUENT EVENTS

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Subsequent to April 30, 2024:

a) The Company secured a private placement with investors consisting of common shares with warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $37,000 USD and will issue a total of 1,258,820 common shares.

b) The Company extended convertible debentures that were within 3 months of maturity date from April 30, 2024 for an additional six (6) months.

c) The Company converted $80,938 USD of convertible debentures through the issuance of  6,253,290 common shares.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

APPENDIX 1

COMMENTARY ON CONVERTIBLE DEBENTURES:

This section of the report is intended to provide readers with additional information as to the nature of the reporting requirements, procedures, and impact of the convertible debt financings that the Company has completed. The objective is to facilitate the reader's understanding of this complex aspect of the Company's financial statements.

(1) Overview: convertible debenture reporting

(a) We are required under IFRS reporting standards to measure the components of our convertible debt including the debt, the derivative liability, and the equity component of the face value of the debt, as appropriate, upon execution of the loan agreement with the lender.

(b) The measurement methodology that we employ is in accordance with prescribed guidelines under IFRS and International Accounting Guidelines. This methodology is either a Black Scholes pricing model or a binomial distribution measurement model, depending on which model is more suitable in each case. That determination is based on a subjective assessment by the Company.

(c) When we secure a convertible debenture from an investor, the terms which are finalized through negotiation with the investor will vary on a case-by-case basis in terms of the following aspects:

(i) Term (typically 2 months to 12 months).

(ii) Interest rate (typically 1 to 2% per month but, in some cases, between 5% - 10% per annum; in yet  one  other case,  the interest  rate  is  2%  per annum).

(iii) Conversion price which may be fixed at initiation date or fixed after 6 months based on a formulaic calculation, denominated in Canadian dollars or U.S. Dollars, the latter being the functional currency of the Company and its subsidiaries.

(iv) The option for the Company to prepay the loan during the entire term of the loan or within an initial period of the term of the loan (typically up to 6 months).

(d) At the maturity date of the debenture, the debenture holder may agree to extend the term of the loan for an additional period of time, either on the same basic terms as already exist or on renegotiated terms.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2024 PREPARED AS OF JUNE 12, 2024

(2) Accounting measurements and periodic reporting of convertible debentures:

(a) To the extent that there is a derivative liability that arises in the initial measurement (1(b) above), we are required to revalue the derivative liability at each quarter end using prescribed Black Scholes or binomial methodology. Then, on a quarterly basis, we are required to report this gain or loss on the revaluation in our quarterly consolidated statements of income.

(b) To the extent that the face value of the loan - which is due at the maturity date - is greater than the amount that is assigned to the loan component of the total amount at inception of the loan (1(a) above), then this difference must be accreted over the term of the loan.  Typically, the loan term is from 2 months to 12 months.  Thus, over the term of the loan, we are required to report this accretion amount as an expense in our quarterly consolidated statements of income.

(c) To the extent that a loan is converted into common shares by the debenture holder, we will close out the loan at that point, record remaining accretion expense up to the date of conversion, remeasure the derivative liability to nil and calculate a net gain or loss on conversion of the loan.  The net gain or loss is reported in our consolidated statements of income.

(3) Impact on financial reporting:

The realities and complexities of these prescribed accounting treatments give rise to complicated disclosures in our financial statements and footnotes:

(a) We report substantial accretion expense in our periodic financial statements.

(b) Over time, barring significant volatility in the share price, we generally report a gain on the settlement of the derivative liabilities. However, the quarterly revaluations of the derivative liabilities can result in significant quarterly fluctuations.

(c) The calculated effective interest rate on debt can be substantial. To illustrate,(for example) if the reported  fair value of the debt is a small fraction of the face value at inception and it must be accreted to face value over the term (for example 2 months) then the effective rate of interest will be as high (in these reported financials) as 5,803% or higher, representing the rate that would be required  to step up the  reported value to the face value in the short period of the term of the loan.

It is essential, when reviewing our periodic consolidated financial statements, to bear in mind the following:

a) Accretion expense is a non- cash item.

b) Gain or loss on revaluation of derivatives in a non -cash item.

c) Gain or loss on extinguishment of debentures is a non -cash item.

d) Gain or loss on conversion of debentures to common shares is a non -cash item.

The total non-cash expense (income) relating to items (a) - (d) above reported in the quarter ended April 30, 2024 was $(1,541,222); (April 30, 2023: $3,554,208).

(4) Additional Comments:

The Company notes the following:

a) We have had to resort to convertible debentures financing as a primary means of securing financing over the past several years in order to continue our operations.

b) The actual interest expense on our convertible debentures, which is interest paid to the debenture holders, is at a coupon rate ranging between 1% and 2% per month (in one case at a rate of 2% per annum). The effective rate referenced above is an accounting measurement metric, not a payable obligation.

c) The use of convertible debentures has served to increase our outstanding number of shares over the past few years. In the six months ended April 30, 2024, the Company issued 6,428,333 common shares in settlement of $209,075 of debentures which were converted to common shares by the debenture holders (six months ended April 30, 2023: 20,811,859 shares issued to settle $1,385,724).

d) At April 30, 2024 we report a total of 520,513,178 common shares outstanding (April 30, 2023: 498,209,037 common shares).

The Company plans to deemphasize or eliminate this complex and expensive source of financing in future as it develops and grows its business and is better able to secure more conventional, lower cost financing.

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